EXHIBIT 99.1

Boston Water and Sewer Commission selects Stantec for next phase of US$150 Million East Boston Sewer Separation project

Phase IV advances a 30-year initiative to improve Boston Harbor water quality while modernizing infrastructure in the rapidly evolving neighborhood

EDMONTON, Alberta and NEW YORK and BOSTON, June 28, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected to lead design services on Phase IV of the Boston Water and Sewer Commission’s (BWSC) East Boston Sewer Separation project. The project is part of a comprehensive 30-year initiative to reduce pollutants discharged to Boston Harbor and its tributary waters and to modernize water infrastructure in the rapidly developing neighborhood.

Historic cities like Boston face a unique challenge in effectively managing stormwater as many older systems feature combined sewers that carry both stormwater and sewage. During heavy rainfall, these systems are prone to being overloaded and are designed to release excess flows into local bodies of water. To better manage overflows and protect water quality - particularly as rainfall events are becoming more frequent and more intense - the Massachusetts Water Resources Authority is implementing a Combined Sewer Overflow (CSO) Control Program that involves modernizing this infrastructure with the latest technology. East Boston is among the communities at the center of this effort.

“In collaboration with the Massachusetts Water Resources Authority as part of its CSO Control Program, the East Boston Sewer Separation project represents a critical step toward improving water quality in Boston Harbor,” said John Sullivan, BWSC chief engineer.

The work will enhance water, sewer, and storm drainage infrastructure which is vital in supporting the ongoing growth and prosperity of the East Boston community. Phase IV of the project involves separating approximately 230 acres of combined sewer area, along with installing new storm drains, updating existing sewers, replacing adjacent aging water mains, and modifying existing regulator structures. As lead designer, the Stantec team will complete conceptual designs, hydraulic modeling, master planning, and final design documents, including pre-construction services.

“Water infrastructure plays a crucial role in a city like Boston, where factors such as climate change, population growth, and new development only further stress existing resources,” said Mike Carroll, Stantec Project Manager. “We’re proud to continue a decades-long relationship with the BWSC to improve the historic and essential waterways while helping modernize this infrastructure across several neighborhoods to support residents and businesses into the future.”

A decades-long commitment to Boston’s water infrastructure

Stantec has partnered with the BWSC for more than 30 years, collaborating to complete some of Boston's most complex and demanding sewer separation and infrastructure improvement projects. Stantec has supported the BWSC with planning, design, and construction phase services on more than 40 contracts with a combined value of US$420 million. The scope of these projects includes installing 51 miles of water main piping, 29 miles of new sanitary sewer, and 41 miles of new storm drain.

Most recently, the team completed work on Phase III of the East Boston Sewer Separation project where planning and design services were completed in accordance with a fast-track schedule. Using the Commission’s hydrologic/hydraulic model, Stantec prepared plans for the installation of 9,000 feet of new water main, 4,000 feet of new sewer, and 7,300 feet of new storm drain. The project also involved the rehabilitation of 2,300 feet of existing wastewater piping and the modification of three regulator manholes to improve hydraulic performance and reduce overflows.

A sustainable water future is complex and dynamic. By viewing water as an integrated system, Stantec is helping to confront global water challenges and accelerate the pathway to a more sustainable, reliable, and affordable future that provides improved water, energy, and infrastructure solutions. Learn more at stantec.com/water.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

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Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

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